Exhibit (a)(3)


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July 31, 2007

TO:           UNIT HOLDERS OF KIEWIT ROYALTY TRUST

SUBJECT:      OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 2,526,686 Units of beneficial interest (the "Units") in KIEWIT ROYALTY TRUST (the "Trust") at a purchase price equal to:

                                 $0.60 per Unit
                                 --------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in KIEWIT ROYALTY TRUST without the usual transaction costs associated with market sales or transfer fees. Reasons you may wish to sell your Units include:

   o UNCERTAINTY OF TRUST TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The Trustee has given no indication when the Trust will be liquidating, if ever. The terms of the Trust Indenture provide that the Trust will continue until net revenues fall below $1,000,000 for three consecutive years or until unit holders vote to terminate (subject to the "Rule Against Perpetutities" savings clause which limits the term of the trust to 21 years after the death of all members of the board of directors of the predecessor to the Trust, Peter Kiewit Sons', Inc.; the Purchasers believe Walter Scott, Jr. was and is a director and is still alive). Thus, the Trust could continue for well over 21 years or until the coal mine reserves are depleted sufficiently.

   o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

   o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Trust with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

   o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against illiquid alternative assets or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper), a your certificate (required for transfer), and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) September 14, 2007.